UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 4, 2016

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated May 4, 2016, and entitled: “Nova Receives over $20 Million in Orders from several Foundry Customers”.

2.	Press release issued by the Registrant on, and dated May 4, 2016, and entitled: “Nova Reports First Quarter 2016 Financial Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585) and March 6, 2015 (File No. 333-202550).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2016	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Nova Receives over $20 Million in Orders from several Foundry Customers

Majority of orders will be delivered during the third quarter of 2016

Rehovot, Israel, May 4, 2016 – Nova Measuring Instruments (Nasdaq: NVMI), a leading innovator and key provider of metrology solutions for advanced process control used in semiconductor manufacturing, announced today that several foundry customers recently placed orders exceeding $20 million in aggregate for its Optical CD and X-Ray metrology solutions.

The orders were received during the last five weeks and include Nova’s integrated and stand-alone optical metrology toolset combined with NovaMARS advanced modeling solution, and Nova’s advanced X-Ray metrology solution, which combine X-Ray Photoelectron Spectroscopy (XPS) and X-Ray Fluorescence (XRF) for materials and thin-film measurements. The tools will support manufacturing in multiple technology nodes of 10nm and above.

“We are delighted with these significant orders received from various leading foundries, which are ramping up production capacity to meet the demand for leading-edge devices as well as for the emerging market related to the Internet of Things (IoT),” stated Eitan Oppenhaim, Nova’s President and CEO. “The recent booking stream represents another proof for our strong position in the foundry segment which is based on our continuous innovation and the increasing value we bring to our customers. These recent wins validate the unique value proposition of our combined Optical and X-Ray portfolio that better addresses our customers’ growing demand for metrology convergence.”

About Nova: Nova Measuring Instruments Ltd. delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our ability to recognize the benefits of ReVera acquisition and risks that the acquisition may disrupt current plans and operations and impact relationships with customers, distributors and suppliers; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to the worldwide financial instabilities; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations, risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on February 29, 2016. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5760 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or Brett Maas Tel: +646-536-7331 E-mail: brett@haydenir.com

Company Press Release

Nova Reports First Quarter 2016 Financial Results

Recent uptick in bookings supports expectations for a stronger second half of 2016

Rehovot, Israel, May 4, 2016 - Nova Measuring Instruments (Nasdaq: NVMI), a leading innovator and a key provider of metrology solutions for advanced process control used in semiconductor manufacturing, today reported financial results for the first quarter of 2016, the period ended March 31, 2016.

First Quarter 2016 Highlights:
•	Revenues of $34.1 million, within guidance ($33-37 million)
•	Non-GAAP net income of $4.5 million, or $0.16 per diluted share, at the high end of the guidance ($0.10-$0.17 per diluted share)
•	Diversified customer mix yielded four customers contributing more than 10% each to the quarterly revenues, including one leading memory customer
•	Selected by the world’s leading foundry to deliver Optical and X-ray metrology solutions for multiple process steps at 10/7/5nm technology nodes
•	Growing revenues from multiple competitive wins in China

GAAP Results ($K)
	Q1 2016	Q4 2015	Q1 2015
Revenues	$34,056	$40,022	$27,494
Net Income	$2,905	$5,161	$2,977
Earnings per Diluted Share	$0.11	$0.19	$0.11
NON-GAAP Results ($K)
	Q1 2016	Q4 2015	Q1 2015
Net Income	$4,450	$5,278	$4,034
Earnings per Diluted Share	$0.16	$0.19	$0.15

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude amortization of acquired intangible assets, deferred tax assets adjustments (net), stock-based compensation expenses and acquisition related expenses.

Management Comments

“The first quarter results were in-line with our expectations, with profitability at the higher end of our guidance, reflecting the market dynamics and our ability to adjust accordingly,” commented Eitan Oppenhaim, President and Chief Executive Officer of Nova. “As evident by this quarter results, our focus on customer diversification is becoming critically important, as customers adopt different spending cycles, and is a key to our continuous growth. Our goal to expand our portfolio by converging different metrology techniques (X-ray and Optical) is gathering momentum with several customers as we widen our applications’ reach beyond CDs to include Film Thickness and Material composition as well.”

“A notable recent uptick in bookings supports our expectations that 2016 will be another well-executed year with a stronger second half that will benefit primarily from investment related to next-generation devices,” continued Mr. Oppenhaim. “The increase in bookings is already evident, with the recent announcement of more than $20 million in orders received from several Foundry customers in recent weeks, bolstering our confidence in another solid year for Nova.”

2016 Second Quarter Financial Outlook

Management provided an outlook for the second quarter, the period ending June 30, 2016. Based on current estimates, management expects:

•	$34 million to $38 million in revenue
•	$0.08 to $0.15 in diluted non-GAAP EPS
•	$0.04 to $0.10 in diluted GAAP EPS

2016 First Quarter Results

Total revenues for the first quarter of 2016 were $34.1 million, a decrease of 15% compared to the fourth quarter of 2015, and an increase of 24% relative to the first quarter of 2015.

Gross margin for the first quarter of 2016 was 54%. This is compared with 52% in the fourth quarter and first quarter of 2015.

Operating expenses in the first quarter of 2016 were $15.7 million, and included $0.6 million of amortization of acquired intangible assets. This is compared with $17.3 million in the fourth quarter of 2015 and compared with $12.1 million in the first quarter of 2015.

On a GAAP basis, the company reported net income of $2.9 million, or $0.11 per diluted share, in the first quarter of 2016. This is compared with net income of $5.2 million, or $0.19 per diluted share, in the fourth quarter of 2015. The company reported net income of $3.0 million, or $0.11 per diluted share, in the first quarter of 2015.

On a Non-GAAP basis, which excludes amortization of acquired intangible assets, adjustments of deferred tax assets net, stock-based compensation expenses and acquisition related expenses the company reported net income of $4.5 million, or $0.16 per diluted share, in the first quarter of 2016. This is compared with net income of $5.3 million, or $0.19 per diluted share, in the fourth quarter of 2015 and compared with net income of $4.0 million, or $0.15 per diluted share, in the first quarter of 2015.

Conference Call Information

Nova will host a conference call that same day, May 4, 2016, at 9:30 a.m. Eastern Time, to discuss the financial results and future outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1-888-417-8516
ISRAEL Dial-in Number: 1 80 924 5906
INTERNATIONAL Dial-in Number: 1-719-457-2645
At:
9:30 a.m. Eastern Time
6:30 a.m. Pacific Time
4:30 p.m. Israeli Time

Please reference conference ID 1539748

The conference call will also be webcast live from a link on Nova's website at http://ir.novameasuring.com.

About Nova: Nova Measuring Instruments delivers continuous innovation by providing advanced metrology solutions for the semiconductor manufacturing industry. Deployed with the world’s largest integrated-circuit manufacturers, Nova’s products deliver state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, supports the development and production of the most advanced devices in today’s high-end semiconductor market. Nova’s technical innovation and market leadership enable customers to improve process performance, enhance products’ yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices around the world. Additional information may be found at www.novameasuring.com.

Nova is traded on the NASDAQ & TASE under the symbol NVMI.

This press release provides financial measures that exclude non-cash charges for amortization of acquired intangible assets, deferred tax assets adjustments (net), stock-based compensation expenses and acquisition related expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but are not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: our dependency on three product lines; our dependency on a small number of large customers and small number of suppliers; the highly cyclical and competitive nature of the markets we target and we operate in; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our ability to recognize the benefits of ReVera acquisition and risks that the acquisition may disrupt current plans and operations and impact relationships with customers, distributors and suppliers; our dependency on PEMs; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on our manufacturing facilities; risks related to changes in our order backlog; risks related to the worldwide financial instabilities; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; risks related to government programs we participate in; risks related to taxation; changes in customer demand for our products; risks related to currency fluctuations, risks related to acquisitions we may pursue and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on February 29, 2016. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	March 31, 2016	December 31, 2015 (Audited)
ASSETS
Current assets
Cash and cash equivalents	16,198	27,733
Short-term interest-bearing bank deposits	76,328	69,298
Trade accounts receivable	22,086	19,046
Inventories	27,974	27,683
Deferred tax assets	4,439	3,540
Other current assets	3,752	2,888

Total current assets	150,777	150,188

Long-term assets
Long-term interest-bearing bank deposits	750	750
Deferred tax assets	4,792	5,735
Severance pay funds	1,541	1,514
Property and equipment, net	10,433	11,062
Identifiable intangible assets, net	17,270	17,906
Goodwill	20,114	20,114

Total long-term assets	54,900	57,081

Total assets	205,677	207,269

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	11,188	14,378
Deferred revenues	2,871	5,828
Deferred tax liabilities	1,297	956
Other current liabilities	15,895	15,996

Total current liabilities	31,251	37,158

Long-term liabilities
Deferred tax liabilities	5,528	5,760
Liability for employee severance pay	2,562	2,469
Other long-term liabilities	848	822

Total long-term liabilities	8,938	9,051

Shareholders' equity	165,488	161,060

Total liabilities and shareholders’ equity	205,677	207,269

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended
	March 31, 2016	March 31, 2015

Revenues:
Products	24,262	19,324
Services	9,794	8,170
Total revenues	34,056	27,494

Cost of revenues:
Products	9,861	8,639
Services	5,665	4,432
Total cost of revenues	15,526	13,071

Gross profit	18,530	14,423

Operating expenses:
Research and development expenses, net	7,908	6,999
Sales and marketing expenses	5,367	2,806
General and administration expenses	1,810	1,224
Acquisition related expenses	-	1,106
Amortization of acquired intangible assets	636	-
Total operating expenses	15,721	12,135

Operating income	2,809	2,288

Financing income, net	469	211

Income before tax on income	3,278	2,499

Income tax expenses (benefit)	373	(478)

Net income for the period	2,905	2,977

Earnings per share:
Basic	0.11	0.11
Diluted	0.11	0.11

Shares used for calculation of earnings per share:
Basic	27,116	27,210
Diluted	27,351	27,552

NOVA MEASURING INSTRUMENTS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended
	March 31, 2016	March 31, 2015
Cash flows from operating activities:
Net income for the period	2,905	2,977

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	1,285	1,060
Amortization of acquired intangible assets	636	-
Amortization of deferred stock-based compensation	756	517
Increase (decrease) in liability for employee termination benefits, net	66	(16)
Deferred tax assets, net	153	(566)
Loss on securities	-	42
Increase in trade accounts receivable	(3,040)	(2,496)
Decrease (increase) in inventories	(370)	117
Decrease (increase) in other current and long term assets	(347)	330
Increase (decrease) in trade accounts payable	(3,190)	135
Increase (decrease) in other current liabilities and other long-term liabilities	(117)	475
Decrease in short and long term deferred revenues	(2,957)	(1,102)

Net cash provided by (used in) operating activities	(4,220)	1,473

Cash flow from investment activities:

Decrease (increase) in short-term interest-bearing bank deposits	(7,030)	48,497
Payment on account of acquisition	-	(46,500)
Additions to property and equipment	(577)	(757)

Net cash provided by (used in) investment activities	(7,607)	1,240

Cash flows from financing activities:
Shares issued under employee stock-based plans	292	1,092

Net cash provided by financing activities	292	1,092

Increase (decrease) in cash and cash equivalents	(11,535)	3,805
Cash and cash equivalents – beginning of period	27,733	13,649
Cash and cash equivalents – end of period	16,198	17,454

NOVA MEASURING INSTRUMENTS LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	March 31, 2016	December 31, 2015	March 31, 2015

GAAP cost of revenues	15,526	19,168	13,071
Amortization of acquired intangible assets in cost of products	-	(1,051)	-
Stock-based compensation in cost of products	(96)	(94)	(81)
Stock-based compensation in cost of services	(64)	(63)	(32)
Non-GAAP cost of revenues	15,366	17,960	12,958

GAAP gross profit	18,530	20,854	14,423
Gross profit adjustments	160	1,208	113
Non-GAAP gross profit	18,690	22,062	14,536
GAAP gross margin as a percentage of revenues	54%	52%	52%
Non-GAAP gross margin as a percentage of revenues	55%	55%	53%

GAAP operating expenses	15,721	17,284	12,135
Stock-based compensation in research and development	(306)	(322)	(190)
Stock-based compensation in sales and marketing	(210)	(213)	(160)
Stock-based compensation in general and administrative	(80)	(73)	(54)
Acquisition related expenses	-	-	(1,106)
Amortization of acquired intangible assets	(636)	(378)	-
Non-GAAP operating expenses	14,489	16,298	10,625
Non-GAAP operating income	4,201	5,764	3,911
GAAP operating margin as a percentage of revenues	8%	9%	8%
Non-GAAP operating margin as a percentage of revenues	12%	14%	14%

GAAP tax on income	373	(1,407)	(478)
Deferred tax assets adjustments, net	(153)	2,077	566
Non-GAAP tax on income	220	670	88

GAAP net income	2,905	5,161	2,977
Amortization of acquired intangible assets	636	1,429	-
Stock-based compensation expenses	756	765	517
Deferred tax assets adjustments, net	153	(2,077)	(566)
Acquisition related expenses	-	-	1,106
Non-GAAP net income	4,450	5,278	4,034

GAAP basic earnings per share	0.11	0.19	0.11
Non-GAAP basic earnings per share	0.16	0.19	0.15

GAAP diluted earnings per share	0.11	0.19	0.11
Non-GAAP diluted earnings per share	0.16	0.19	0.15

Shares used for calculation of earnings per share:
Basic	27,116	27,073	27,210
Diluted	27,351	27,334	27,552